CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Performance Leveraged Upside Securities due 2008	$8,800,000.00	$941.60

PROSPECTUS Dated January 25, 2006 AMENDMENT No. 1 to PROSPECTUS SUPPLEMENT for PLUS Dated December 21, 2006	Pricing Supplement No. 169 Registration Statement No. 333-131266 Dated January 24, 2007 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

PLUS due February 20, 2008
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based on the Value of the Dow Jones Industrial AverageSM
Performance Leveraged Upside SecuritiesSM (“PLUSSM”)

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement. At maturity, you will receive for each $10 stated principal amount of PLUS that you hold an amount in cash that may be more or less than the stated principal amount based upon the closing value of the Dow Jones Industrial AverageSM on the index valuation date.

Final Terms:
Underlying index:	Dow Jones Industrial AverageSM
Underlying index publisher:	Dow JonesSM & Company, Inc.
Aggregate principal amount:	$8,800,000
Pricing date:	January 24, 2007
Original issue date:	January 31, 2007, which is the fifth trading day following the pricing date
Maturity date:	February 20, 2008
Original issue price:	$10 per PLUS (see footnote 2 of the table below)
Stated principal amount	$10 per PLUS
Interest rate:	None
Denominations:	$10 and integral multiples thereof
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:	An amount of cash per PLUS equal to:
if the final index value is greater than the initial index value, $10 plus the leveraged upside payment, subject to a maximum payment at maturity; or
if the final index value is less than or equal to the initial index value, $10 times the index performance factor, which will be less than or equal to 1.0.
Leveraged upside payment:	The product of (i) $10 and (ii) the leverage factor and (iii) the index percent increase
Leverage factor:	200%
Index percent increase:	A fraction, the numerator of which is the final index value minus the initial index value and the denominator of which is the initial index value
Initial index value:	12,621.77, the index closing value on the pricing date
Final index value:	The index closing value of the underlying index on the index valuation date as published on Bloomberg page “INDU” or any successor page
Index performance factor:	A fraction, the numerator of which is the final index value and the denominator of which is the initial index value
Index valuation date:	February 15, 2008, subject to postponement for certain market disruption events
Maximum payment at maturity:	$11.15 per PLUS
Listing:	The PLUS will not be listed on any securities exchange
CUSIP:	61750V857
Agent:	Morgan Stanley & Co. Incorporated, which we refer to as MS & Co.
Calculation agent:	MS & Co.

The PLUS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-6.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public(2)	Agent’s Commissions(1)(2)	Proceeds to Company

Per PLUS	$10.00	$0.15	$9.85
Total	$8,800,000	$132,000	$8,668,000
(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.
(2)	The PLUS will be issued at $10 per PLUS and the agent’s commissions will be $0.15 per PLUS; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of PLUS will be $9.975 per PLUS and $0.125 per PLUS, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of PLUS will be $9.9625 per PLUS and $0.1125 per PLUS, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of PLUS will be $9.95 per PLUS and $0.10 per PLUS, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the PLUS distributed by such dealers.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by an amendment No. 1 to prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

     You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306002844/dp04048_424b2.htm

Prospectus dated January 25, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

     “Performance Leveraged Upside Securities” and “PLUS” are our service marks.

Your Return on the PLUS

     No guaranteed return of principal; no interest. Unlike ordinary debt securities, the PLUS do not pay interest and do not guarantee any return of principal at maturity. If the final index value is less than the initial index value, we will pay to you an amount in cash per PLUS that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the underlying index. The PLUS are not callable prior to maturity.

     Payment at maturity. At maturity, you will receive for each $10 stated principal amount of PLUS that you hold an amount in cash based upon the value of the underlying index, determined as follows:

If the final index value is greater than the initial index value, you will receive for each $10 stated principal amount of PLUS that you hold a payment at maturity equal to:

$10 + leveraged upside payment,

subject to a maximum payment at maturity of $11.15, or 111.5% of the stated principal amount of $10 for each PLUS,

where,

leveraged upside payment = ($10 × 200% × index percent increase)

and

index percent increase =	final index value – initial index value
initial index value

If the final index value is less than or equal to the initial index value, you will receive for each $10 stated principal amount of PLUS that you hold a payment at maturity equal to:

$10 × index performance factor

where,

index performance factor =	final index value
initial index value

Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10.

Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks.

Hypothetical Payouts on the PLUS at Maturity

     For each PLUS, the following graph illustrates the payment at maturity on the PLUS for a range of hypothetical percentage changes in the underlying index. The PLUS Zone illustrates the leveraging effect of the leverage factor taking into account the maximum payment at maturity. The graph is based on the following terms:

Stated principal amount per PLUS:	$10

Initial index value:	12,621.77

Leverage factor:	200%

Maximum payment at maturity:	$11.15 (111.5% of the stated principal amount per PLUS)

     Where the final index value is greater than the initial index value, the payment at maturity on the PLUS reflected in the graph below is greater than the $10 stated principal amount per PLUS, but in all cases is subject to the maximum payment at maturity. Where the final index value is less than or equal to the initial index value, the payment at maturity on the PLUS reflected in the graph below is less than or equal to the $10 stated principal amount per PLUS.

     You will realize the maximum payment at maturity at a final index value of 105.75% of the initial index value, or approximately 13,347.52. In addition, you will not share in the performance of the index at final index values above 111.5% of the initial index value, or approximately 14,073.27. The graph does not show every situation that may occur.

The Underlying Index

     The Dow Jones Industrial AverageSM is a stock index calculated, published and disseminated by Dow JonesSM & Company, Inc. that measures the price-weighted performance of 30 common stocks selected at the discretion of the editors of The Wall Street Journal. The Dow Jones Industrial AverageSM is described under the heading “Underlying Indices and Underlying Index Publishers Information—Dow Jones Industrial AverageSM” in the prospectus supplement for the PLUS.

     License Agreement between Dow JonesSM & Company, Inc. and Morgan Stanley. “Dow Jones Industrial AverageSM,” “Dow JonesSM,” and “DJIASM” are service marks of Dow JonesSM & Company, Inc. and have been licensed for use by Morgan Stanley. The PLUS are not sponsored, endorsed, sold or promoted by Dow JonesSM & Company, Inc., and Dow JonesSM & Company, Inc. makes no representation regarding the advisability of investing in the PLUS. See “Underlying Indices and Underlying Index Publishers Information—Dow Jones Industrial AverageSM—License Agreement between Dow Jones and Morgan Stanley” in the prospectus supplement for PLUS.

     Historical Information. The following table sets forth the published high and low index closing values, as well as end-of-quarter index closing values, of the underlying index for each quarter in the period from January 1, 2002 through January 24, 2007. The index closing value on January 24, 2007 was 12,621.77. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the index valuation date. The payment of dividends on the stocks that constitute the underlying index are not reflected in the level of the underlying index and, therefore, have no effect on the calculation of the payment at maturity.

	High	Low	Period End

2002
First Quarter	10,635.25	9,618.24	10,403.94
Second Quarter	10,381.73	9,120.11	9,243.26
Third Quarter	9,379.50	7,591.93	7,591.93
Fourth Quarter	8,931.68	7,286.27	8,341.63
2003
First Quarter	8,842.62	7,524.06	7,992.13
Second Quarter	9,323.02	8,069.86	8,985.44
Third Quarter	9,659.13	9,036.04	9,275.06
Fourth Quarter	10,453.92	9,469.20	10,453.92
2004
First Quarter	10,737.70	10,048.23	10,357.70
Second Quarter	10,570.81	9,906.91	10,435.48
Third Quarter	10,342.79	9,814.59	10,080.27
Fourth Quarter	10,854.54	9,749.99	10,783.01
2005
First Quarter	10,940.55	10,368.61	10,503.76
Second Quarter	10,623.07	10,012.36	10,274.97
Third Quarter	10,705.55	10,270.68	10,568.70
Fourth Quarter	10,931.62	10,215.22	10,717.50
2006
First Quarter	11,317.43	10,667.39	11,109.32
Second Quarter	11,642.65	10,706.14	11,150.22
Third Quarter	11,718.45	10,739.35	11,679.07
Fourth Quarter	12,510.57	11,670.35	12,463.15
2007
First Quarter (through
January 24, 2007)	12,621.77	12,398.01	12,621.77

     The following graph on the next page shows the historical weekly index closing values of the underlying index from January 4, 2002 through January 19, 2007. We obtained the information in the chart below from Bloomberg Financial Markets, without independent verification. The historical performance of the underlying index cannot be taken as an indication of its future performance.

Historical Performance of the Dow Jones Industrial AverageSM

Use of Proceeds and Hedging

     The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.

     On or prior to the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the PLUS by taking positions in futures and options contracts on the underlying index. Such purchase activity could have increased the value of the underlying index on the pricing date, and therefore the value at which the underlying index must close on the index valuation date before you would receive at maturity a payment that exceeds the issue price of the PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

Risk Factors

     The PLUS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     PLUS do not pay interest or guarantee return of principal. If the final index value is less than the initial index value, you will receive, at maturity, for each PLUS you hold an amount in cash that is less than the $10 stated principal amount by an amount proportionate to the decrease in the value of the underlying index and will lose money on your investment.

     Your appreciation potential is limited. The appreciation potential of the PLUS is limited by the maximum payment at maturity of $11.15 or 111.5% of the stated principal amount of $10 for each PLUS. Although the leverage factor provides 200% exposure to any increase in the value of the underlying index at maturity, because the payment at maturity will be limited to 111.5% of the stated principal amount of $10 for each PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final index value exceeds 105.75% of the initial index value.

     Secondary trading may be limited. The PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the PLUS. Even if there is a secondary market, it may not provide significant liquidity. Accordingly, you should be willing to hold your PLUS to maturity.

     Market price of the PLUS will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value of the underlying index at any time and on the index valuation date, the volatility of the underlying index, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the PLUS, the dividend rate on the stocks constituting the underlying index and our creditworthiness.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging our obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

     Adjustments to the underlying index could adversely affect the value of the PLUS. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates.

     The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests. The hedging or trading activities of our affiliates on or prior to the pricing date and on the index valuation date could adversely affect the value of the underlying index and, as a result, could decrease the amount you may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could have affected the initial index value and, therefore, could have increased the value at which the underlying index must close on the index valuation date before you receive a payment at maturity that exceeds the issue price of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash you will receive at maturity.

     Investing in the PLUS is not equivalent to investing in the underlying index. Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks. As an investor in the PLUS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying index.

     Although we believe that the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS. See the section called “United States Federal Income Taxation” below.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-12 of the prospectus supplement for PLUS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

ERISA

     See “ERISA” in the prospectus supplement for PLUS.

United States Federal Income Taxation

     Although the U.S. federal income tax consequences of an investment in the PLUS are uncertain, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

     Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the PLUS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for PLUS.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the PLUS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.